W. Scott Lawler
Attorney at Law

3550 N. Central Ave., Suite 1025
Phoenix, AZ 85012
Telephone: 602-466-3666

     W. Scott Lawler, Esq.
 Admitted in Arizona and California

May 16, 2011

Ms. Pamela Long – Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Explore Anywhere Holding Corp. (the "Company")
Amendment No. 3 to Form 8-K
Filed March 21, 2011
File No. 001-33933

Dear Ms. Long:

The Company is in receipt of your comment letter dated April 18, 2011 regarding the Company’s Amendment No. 3 to its Form 8-K dated February 4, 2011 and filed on March 21, 2011.

The Company intends to file Amendment No. 4 to its Form 8-K dated February 4, 2011 and Amendment No. 1 to its Form 10-K for the period ended December 31, 2010, which reflect the Company’s responses to your comment letter as set forth herein.

Below are the comments from your comment letter regarding the aforementioned Form 8-K and Form 10-K, each followed by the Company’s responses thereto.

General

Comment #1

It appears that you believe the Share Exchange Agreement with ExploreAnywhere, Inc. should be accounted for as a reverse merger. It also appears that the former shell company issued 2,613,750 shares to acquire the former private operating company and that subsequent to the exchange there were 31,923,750 shares outstanding. Since the former shareholders of the shell company appear to own a majority of the outstanding shares after the exchange, it is not clear to us that the exchange is reverse merger. Please provide us a specific and comprehensive discussion regarding how you determined that the Share Exchange Agreement should be accounted for as a reverse merger. Specifically address who owned the outstanding shares of the former shell company prior to the exchange and who the shares used to acquire the former private operating company were issued to. Based on the terms of the share exchange, please clarify how you intend to account for this transaction in your filings, including if you have identified a predecessor.

Response to Comment #1

1.
The Company will be amending its accounting treatment of the Share Exchange Agreement from a reverse merger to a business combination. Moreover, the Company will file an amendment to its Form 8-K reflecting such revised accounting.

Comment #2

Please supplementally tell us the amount and nature of any equity transactions that have occurred subsequent to December 31, 2010.

Response to Comment #2

The Company has not conducted any equity transactions subsequent to December 31, 2010, other than the issuance of 2,613,750 shares in connection with the ExploreAnywhere acquisition, which is described further in Response to Comment #4 below.

Comment #3

Please revise your plan of operation to quantify the amount of cash you believe you need to sustain your operations during the next 12 months. Also, please revise your liquidity disclosures to address how you satisfied or intend to satisfy all the outstanding notes payable as of December 31, 2010 and discuss the potential risks and consequences if you are unable to repay these notes when due.

Response to Comment #3

The Company will revise its 8-K to include the disclosures referenced in this comment.

Item 2.01 Completion of Acquisition, page 2

Comment #4

We note your summary of the Share Exchange Agreement. Please revise the provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:
•	The identity of the persons from whom the common shares of ExploreAnywhere Inc. were acquired;
•	The formula used to determine the amount of consideration; and
•
The identity of your shareholder that canceled a total of 233,190,000 shares, the nature of any material relationship between you and such shareholder, or any of your affiliates, or any of your directors or officers, or any associate of any such director or officer and any consideration given or received for such shares.

Response to Comment #4

-	The persons from whom the common shares of ExploreAnywhere Inc. were acquired were the investors in ExploreAnywhere and were:

One Stop Financial                                                           600,000
Arthur Berke                                                                      375,000
Richard D. Romero                                                             15,000
Anthony Rich                                                                       15,000
Michael Hill                                                                      750,000
Abdelrahman A. Abbar                                                           750,000
Dave Latchaw                                                                       37,500
Timothy Regan                                                             37,500
Robert Sullivan                                                             18,750
Steve Behan                                                                        15,000

-	The formula used to determine the amount of consideration given to the shareholders of ExploreAnywhere Inc. was an exchange of shares on a 1 for 1 basis.
-
The shareholder that canceled a total of 233,190,000 shares of our common stock is Fernando Garcia. It is management’s understanding that Mr. Garcia, who was the control person of Explore Anywhere Holding Corp., wished to merge an operating company into Explore Anywhere Holding Corp. and retain a minor equity position in the entity so that he could perhaps share in the growth of the operating business. When the shareholders and management of ExploreAnywhere Inc. agreed to merge with ExploreAnywhere Inc., part of that agreement was that Mr. Garcia would retain a small minority equity position so that Explore Anywhere Holding Corp. could be structured in a manner that management believed would enhance the company’s growth.

Item 3.02 Unregistered Sales of Equity Securities, page 2

Comment #5

Please revise to disclose the nature and aggregate amount of consideration received by you in the ExploreAnywhere Inc. transaction. See Item 7.01(c) of Regulation S-K.

Response to Comment #5

The Company will amend its 8-K to disclose that it received all of the issued and outstanding shares of ExploreAnywhere Inc.’s common stock as consideration for the transaction referenced in this comment.

Item 1. Business, page 3

Comment #6

Please revise your disclosure to clarify your corporate structure. Please disclose how the ExploreAnywhere Inc. transaction changes your corporate structure.

Response to Comment #6

The Company will amend its Form 8-K to clarify that, as a result of the ExploreAnywhere, Inc. transaction, ExploreAnywhere Inc. is the Company’s wholly-owned subsidiary.

Item 5. Executive Officers and Directors, page 16

Comment #7

Please revise the biographies of Messrs. Thetsy and Corso to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Response to Comment #7

The Company will amend its Form 8-K and revise the biographies of Messrs. Thetsy and Corso as noted in this comment.

Item 6. Executive Compensation, page 17

Comment #8

We note disclosure in the first sentence on page 17 that none of your executives receive a salary; however Mr. Thetsy has been paid fees. Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Summary Compensation Table in Item 402(n) of Regulation S-K. See Item 6 of the Form 10 Instructions. In the Summary Compensation Table please include all of the amounts earned by or paid to your named executive officers, including all fees.

Response to Comment #8

The Company will amend its Form 8-K and revise the information pursuant to Item 402 of Regulation S-K as noted in this comment.

Pro forma Financial Statements

Comment #9

Please provide pro forma financial statements that comply with Article 11 of Regulation S-X.

Response to Comment #9

The Company believes that it provided as Exhibit 99.1 to its Form 8-K pro forma financial statements that comply with Article 11 of Regulation S-X.

Exhibit Index, page 23

Comment #10

Please include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.

Response to Comment #10

The Company will include in the Exhibit Index all of the Exhibits described in this comment.

Comment #11

Please revise to file an executed version of the Share Exchange Agreement and include all of the schedules and exhibits of such agreement.

Response to Comment #11

The Company will file an executed version of the Share Exchange Agreement and include all of the schedules and exhibits of such agreement.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 7

Comment #12

In future filing, please include a separate risk factor disclosing that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Response to Comment #12

The Company will comply with this comment in all future filings of its Form 10-K.

Item 9A. Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

Comment #13

We note your statement that your principle executive officer and chief financial officer “have concluded that our disclosure controls and procedures…were sufficiently effective to ensure that the information required to be disclosed… is gathered, analyzed and disclosed with adequate timeliness, accuracy and completeness.” It does not appear that your certifying officers have reached a conclusion of whether your disclosure controls and procedures are effective or not effective. Please file an amendment to your Form 10-K to address your officers’ conclusions regarding the effectiveness or ineffectiveness of your disclosure controls and procedures.

Response to Comment #13

The Company will amend its Form 10-K to include a statement whether its certifying officers have reached a conclusion of whether the Company’s disclosure controls and procedures are effective or not effective.

Comment #14

Supplementally, please explain your effectiveness conclusion with respect to disclosure controls and procedures in light of the conclusion regarding your internal controls over financial reporting. We may have additional comments.

Response to Comment #14

The Company will be revising its conclusion with respect to disclosure controls and procedures in the amendment to its Form 10-K. The revised conclusion will state that the Company’s controls and procedures were not effective due to certain material weaknesses, which will be discussed. The Company will also provide in such amendment the remediation measures that it has taken.

Financial Statements

General

Comment #15

It is unclear to us why you have not included statements of changes in stockholders’ equity as required by Rule 8-02 of Regulation S-X. Please advise or revise as appropriate.

Response to Comment #15

The Company will include its Statements of Changes in Stockholders Equity with amended Form 10-K.

Note E- Related Party Transactions, page F-12

Note F- Notes Payable, page F-13

Comment #16

We note that you recognized the forgiveness of a note payable and a shareholder loan, both from your former majority shareholder, as other income during the years ended December 31, 2010 and 2009. Please tell us what consideration you gave to recognizing the debt extinguishments as capital transactions as contemplated by ASC 470-50-40-2. Please also address this comment as it relates to the pro forma financial statements included in your Form 8-K/A filed March 21, 2011.

Response to Comment #16

Per the rules stated in ASC 470-50-40-2, the Company’s management determined the debt extinguishments as capital transactions because the debt extinguishment was part of the consideration upon the sale from the original major shareholder to Fernando Garcia. In this regard, the debt cancelled of $281,575 and 73,291 from the former major shareholder Boyd Applegate in 2009 and 2010 respectively should be recorded as increase of Additional-Paid-In-Capital when upon the sale of his shares to Fernando Garcia. Since these amounts were originally reported as other income, the financial statements will be restated to reflect these transactions.

2010
	Originally Reported	Restated	Change
Balance sheets at December 31, 2010
Additional Paid In Capital	190,842	545,708	354,866
Accumulated Deficits	(467,464)	(822,330)	(354,866)

Statement of Operation for the year ended December 31, 2010
Other income	73,291	-	(73,291)
Net Income / (loss)	57,675	(15,616)	(73,291)
Weighted average number of shares outstanding	-

Statement of changes in stockholders' equity (deficit)
Additional Paid In Capital	190,842	547,708	356,866
Accumulated Deficits	(467,464)	(822,330)	(354,866)

Statements of Cash Flow for the year ended December 31, 2010
Loan forgiven by shareholder	73,291	-	(73,291)

2009
	Originally Reported	Restated	Change
Balance sheets at December 31, 2009
Additional Paid In Capital	190,842	472,417	281,575
Accumulated Deficits	(525,139)	(806,714)	(281,575)

Statements of Operation for the year ended December 31, 2009
Other income	(281,575)	-	281,575
Net Income / (loss)	237,003	(44,572)	(281,575)
Net Income / (loss) per share	-	-	-

Statement of changes in stockholders' equity (deficit)
Additional Paid In Capital	190,842	472,417	281,575
Accumulated Deficits	(523,139)	(806,714)	(283,575)

Statements of Cash Flow for the year ended December 31, 2009
Loan forgiven by shareholder	(281,575)	-	281,575

Similarly, the changes in the pro forma financial statements will be restated as follows:

2010
	Originally Reported	Restated	Change
Balance sheets at December 31, 2010
Additional Paid In Capital	769,918	1,124,784	354,866
Accumulated Deficits	(956,259)	(1,311,125)	(354,866)

Statement of Operation for the year ended December 31, 2010
Other income	73,291	-	(73,291)
Net Income / (loss)	(9,571)	(82,862)	(73,291)
Weighted average number of shares outstanding	-

Statement of changes in stockholders' equity (deficit)
Additional Paid In Capital	769,918	1,124,784	354,866
Accumulated Deficits	(956,259)	(1,311,125)	(354,866)

Statements of Cash Flow for the year ended December 31, 2010
Loan proceeds from / (loan repayment from) shareholder	(11,202)	62,089	73,291

2009
	Originally Reported	Restated	Change
Balance sheets at December 31, 2009
Additional Paid In Capital	769,918	1,051,493	281,575
Accumulated Deficits	(946,688)	(1,228,263)	(281,575)

Statements of Operation for the year ended December 31, 2009
Other income	281,575	-	(281,575)
Net Income / (loss)	205,459	(76,116)	(281,575)
Net Income / (loss) per share	-	-	-

Statement of changes in stockholders' equity (deficit)
Additional Paid In Capital	769,918	1,051,493	281,575
Accumulated Deficits	(946,688)	(1,228,263)	(281,575)

Statements of Cash Flow for the year ended December 31, 2009
Loan procceds from / (loan repayment from) shareholder	(285,078)	(3,503)	281,575

Signatures

Comment #17

In future filings, please have your principal financial officer and controller or principal accounting officer sign on behalf of the registrant. Any person who occupies more than one position shall indicate each capacity in which he signs the report. See Instruction D(2) of Form 10-K.

Response to Comment #17

The Company will comply with this comment in all future filings of its Form 10-K.

Certifications, Exhibits 31.1 and 31.2

Comment #18

We note that the certification does not contain all of the provisions exactly as set forth in Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2010 that includes a new, corrected certification that is exactly as set for in Item 601(b)(31) of Regulation S-K.

We note that the

Response to Comment #18

The Company will file an amendment to its Form 10-K that includes a new, corrected certification as requested by this comment.

Sincerely,

W. Scott Lawler, Esq.